File No. 333-283660

CIK #0002039429

United States

Securities And Exchange Commission
Washington, DC 20549

Amendment No. 1
to
Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact Name of Trust: Invesco Unit Trusts, SERIES 2407

B.	Name of Depositor: Invesco Capital Markets, Inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue, NW	11 Greenway Plaza
Washington, DC 20004	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public:

As Soon As Practicable After The Effective Date Of The Registration Statement

[X]	Check box if it is proposed that this filing will become effective immediately upon filing on February 19, 2025, pursuant to Rule 487.

High Income Allocation Portfolio 2025-1

Preferred Opportunity Portfolio 2025-1

Multi-Asset High Income Portfolio 2025-1

Each unit investment trust named above (the “Portfolios”), included in Invesco Unit Trusts, Series 2407, invests in a portfolio of securities. Of course, we cannot guarantee that a Portfolio will achieve its objective.

With respect to the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, an investment can be made in the underlying funds directly rather than through the Portfolios. These direct investments can be made without paying either Portfolio’s sales charge, operating expenses and organization costs.

February 19, 2025

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

High Income Allocation Portfolio

Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in an income-oriented portfolio consisting of common stocks, real estate investment trusts (“REITs”), preferred securities, master limited partnerships (“MLPs”) and business development companies (“BDCs”). The Sponsor has identified these asset classes within the market that typically distribute above-average levels of income and also have the potential to participate in rising markets. In determining the asset classes to include in the portfolio, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance and volatility to include specific asset classes that may provide the potential for correlation advantages and reduced price volatility, relative to investing in a single asset class or sector of the market.

The Sponsor seeks to divide the Portfolio's exposure by allocating assets between (i) dividend-paying equities; and (ii) other income-oriented asset classes that include REITs, preferred securities, MLPs and BDCs (which the Portfolio gains exposure to through investment in closed-end funds (“CEFs”)).

Within the various asset classes, the Sponsor assembled the final portfolio based on a consideration of factors including, but not limited to:

•	Dividend-Paying Equities: Companies were selected based on factors such as dividend yield, dividend growth, valuations, earnings and sales growth, and cash flow generation.
•	REITs: Securities were selected based on factors such as dividend yield, valuations, growth potential, and volatility.
•	Preferred Securities: Securities were selected based on factors such as current yield, credit ratings, industry and issuer trends, and fundamentals.
•	MLPs: Securities were selected based on factors such as valuations, distribution sustainability, and overall volatility and risk characteristics.
•	Business Development Companies (CEFs providing exposure to BDCs): Exposure to BDCs is captured through the investment in CEFs. In selecting the CEFs for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive income opportunities. In addition, the Sponsor assembled the final portfolio based on the consideration of factors including, but not limited to, manager performance, valuation, current dividend level and sustainability of the current dividend level, diversification, credit quality and liquidity.

Approximately 6% of the Portfolio consists of funds that are classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	A security issuer may be unable to issue distributions, or to make payments of interest, dividends or principal in the future. This may reduce the level of income certain of the Portfolio’s securities pay which would reduce your income and may cause the value of your Units to fall.
•	The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	The Portfolio invests significantly in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.
•	The Portfolio invests in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. Preferred securities are subject to interest rate risk, meaning that their values may fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. In addition to the other risks described herein, income payments on certain preferred securities may be deferred, which may reduce the amount of income you receive on your Units.
•	The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.
•	The Portfolio invests in shares of closed-end funds operating as business development companies. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.
•	Certain securities in the Portfolio, as well as certain of the securities held by the underlying funds in the Portfolio, are rated below investment grade and considered to be “junk” or “high-yield” securities. Securities rated below “BBB-” by Standard &

Poor’s or Fitch Ratings or below “Baa3” by Moody’s are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

•	The Portfolio invests in shares of REITs and other real estate companies. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate sector will affect the value of your investment.
•	The Portfolio invests in shares of publicly traded business development companies (“BDCs”). BDCs are closed-end funds that invest in privately-held companies, the securities of which are generally less liquid than are publicly traded securities. BDCs may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A BDC’s gains and losses may be magnified through the use of leverage. BDCs generally depend on access to capital markets in order to raise cash, acquire suitable investments and monitor and implement certain financial strategies. An inability to access these markets may have a negative impact on the value of BDC shares and the value of your units. Many debt investments in which BDCs invest will not be rated by a credit rating agency and will be below investment grade quality.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.673%	$ 6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.232%	$ 2.246
Supervisory fee, bookkeeping
and administrative fees	0.057	0.550
Underlying fund expenses	1.112	10.744*
Total	1.401%	$13.540**

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 475
3 years	1,102
5 years	1,752
10 years	3,280

*	Certain of the Portfolio’s underlying funds are business development companies which may be subject to performance-based fees. This could result in higher than expected annual expenses per 100 units.
**	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from June 10, 2025 through November 9, 2025. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio’s investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	February 19, 2025
Mandatory Termination Date	February 18, 2027
Historical 12 Month Distributions[1]	$0.4641 per Unit
Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46151E224
Reinvest – 46151E232
Fee Based Cash – 46151E240
Fee Based Reinvest – 46151E257

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 Months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See "Rights of Unitholders - Historical 12 Month Distributions."
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

High Income Allocation Portfolio 2025-1

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	COMMON STOCKS - 51.19%
	Communication Services - 4.09%
145	AT&T, Inc.	$ 26.070	$ 3,780.15
92	Verizon Communications, Inc.	41.200	3,790.40
	Consumer Discretionary - 4.05%
9	Home Depot, Inc.	403.310	3,629.79
50	NIKE, Inc. - CL B	77.590	3,879.50
	Consumer Staples - 8.15%
55	Coca-Cola Company	69.050	3,797.75
25	Philip Morris International, Inc.	148.800	3,720.00
23	Procter & Gamble Company	165.430	3,804.89
29	Target Corporation	130.110	3,773.19
	Energy - 2.02%
34	Exxon Mobil Corporation	110.140	3,744.76
	Financials - 4.16%
4	BlackRock, Inc.	977.860	3,911.44
46	MetLife, Inc.	82.430	3,791.78
	Health Care - 10.35%
17	Becton, Dickinson and Company	225.130	3,827.21
10	Elevance Health, Inc.	382.480	3,824.80
12	HCA Healthcare, Inc.	316.710	3,800.52
15	Humana, Inc.	257.240	3,858.60
46	Merck & Company, Inc.	83.290	3,831.34
	Industrials - 6.20%
57	A. O. Smith Corporation	65.720	3,746.04
16	General Dynamics Corporation	242.600	3,881.60
9	Lockheed Martin Corporation	428.540	3,856.86
	Information Technology - 2.02%
58	Cisco Systems, Inc.	64.590	3,746.22
	Utilities - 10.15%
37	American Electric Power Company, Inc.	102.200	3,781.40
39	Consolidated Edison, Inc.	95.760	3,734.64
34	Duke Energy Corporation	110.890	3,770.26
44	Public Service Enterprise Group, Inc.	84.940	3,737.36
44	Southern Company	85.890	3,779.16
	MASTER LIMITED PARTNERSHIPS (3) - 10.19%
185	Energy Transfer, L.P.	20.300	3,755.50
112	Enterprise Products Partners, L.P.	33.720	3,776.64
69	MPLX, L.P.	54.630	3,769.47
186	Plains All American Pipeline, L.P.	20.360	3,786.96
91	Western Midstream Partners, L.P.	41.620	3,787.42

High Income Allocation Portfolio 2025-1

Portfolio (continued)
					Cost of
Number				Market Value	Securities to
of Shares	Name of Issuer (1)			per Share (2)	Portfolio (2)
	REAL ESTATE INVESTMENT TRUSTS - 20.41%
	Mortgage REITs - 10.23%
362	AGNC Investment Corporation			$ 10.490	$ 3,797.38
177	Annaly Capital Management, Inc.			21.410	3,789.57
324	Ladder Capital Corporaion - CL A			11.680	3,784.32
315	Rithm Capital Corporation			11.980	3,773.70
190	Starwood Property Trust, Inc.			19.950	3,790.50
	REITs - 10.18%
53	Equity Residential			71.260	3,776.78
24	Extra Space Storage, Inc.			154.940	3,718.56
77	Gaming and Leisure Properties, Inc.			49.040	3,776.08
193	Healthpeak Properties, Inc.			19.580	3,778.94
69	Realty Income Corporation			55.230	3,810.87
	CLOSED-END FUNDS (4) - 8.01%
127	Ares Capital Corporation			23.350	2,965.45
285	Barings BDC, Inc.			10.350	2,949.75
191	Blue Owl Capital Corporation			15.570	2,973.87
148	Crescent Capital BDC, Inc.			20.000	2,960.00
142	Morgan Stanley Direct Lending Fund			20.960	2,976.32

					Cost of
Number			Redemption	Market Value	Securities to
of Shares	Name of Issuer (1)	Rating (5)	Provisions (6)	per Share (2)	Portfolio (2)
	PREFERRED SECURITIES - 10.20%
140	Allstate Corporation - Series J	BBB-	7/15/28 @ 25	$ 26.920	$ 3,768.80
	7.375%
144	Morgan Stanley - Series Q	BBB-	10/15/29 @ 25	26.250	3,780.00
	6.625%
152	Prudential Financial, Inc.	BBB +	9/1/27 @ 25	24.880	3,781.76
	5.950% Due 9/1/62
148	Synchrony Financial - Series B	BB-	5/15/29 @ 25	25.590	3,787.32
	8.250%
188	US Bancorp - Series O	BBB	4/15/27 @ 25	20.070	3,773.16
	4.500%

5,042					$ 185,188.78

See “Notes to Portfolios”.

Preferred Opportunity Portfolio

Investment Objective. The Portfolio seeks an attractive level of current income.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of preferred securities issued primarily by financial institutions such as banks and insurance companies. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. In selecting the Portfolio, the Sponsor considered many factors, including industry and company trends and fundamentals, the broader economic backdrop and the current regulatory environment. Valuation screens were implemented which considered, among other things, security call features, premiums and discounts, and liquidity. Paramount in the selection process was fundamental credit quality and diversification considerations. As of the Initial Date of Deposit, certain securities included in the Portfolio are rated below-investment grade by both Standard & Poor’s and Moody’s Investors Service, Inc. See “Risk Factors--High-Yield Security Risk”.

The preferred securities selected for the Portfolio consist of traditional preferred securities, hybrid-preferred securities and senior debt instruments that have the trading characteristics of exchange-listed preferred securities. Traditional preferred securities may be issued by an entity taxable as a corporation and pay fixed or floating rate dividends. However, these claims are subordinated to more senior creditors, including senior debt holders. Companies generally pay dividends on preferred securities before paying dividends on common stock, and the claims of preferred securities holders are ahead of common stockholders’ claims on assets in a corporate liquidation.

Hybrid-preferred securities, including trust preferred securities, are debt instruments that have characteristics similar to those of traditional preferred securities. Hybrid-preferred securities may be issued by corporations, generally in the form of interest-bearing notes with preferred securities characteristics, or by an affiliated trust or partnership of the corporation, generally in the form of preferred interests in subordinated debentures or similarly structured securities. The hybrid-preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates. Hybrid-preferred holders generally have claims to assets in a corporate liquidation that are senior to those of traditional preferred securities but subordinate to those of senior debt holders. Certain subordinated debt and senior debt issues that have preferred characteristics are also considered to be part of the broader preferred securities market.

Certain Portfolio securities may pay dividends that are eligible for the corporate dividends received deduction for corporations or for treatment as qualified dividend income for individuals. See “Taxation”.

The preferred securities selected for the Portfolio generally pay a fixed rate of return during the life of the Portfolio and are sold on the basis of current yield. Although the underlying securities may pay quarterly or semi-annual distributions of income, the Portfolio is designed to make monthly distributions to Unitholders. The preferred securities in the Portfolio may be called or redeemed during the life of the Portfolio.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Prices of the securities in the Portfolio will fluctuate. The value of your investment may fall over time.
•	The value of preferred securities may fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on preferred income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unable to make dividend or interest payments in the future. This may result in a reduction in the value of your Units.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	The Portfolio will receive early returns of principal if securities are called or sold before the Portfolio termination. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield. In addition, the value of your Units may decline if any Portfolio securities trading at a premium are called at par.
•	The Portfolio invests solely in preferred securities and debt securities that have preferred characteristics. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. In addition to the other risks described herein, income payments on most preferreds are non-cumulative and can be deferred indefinitely; distributions on certain hybrid-trust preferreds may be skipped or deferred. This deferred risk may reduce the amount of income you receive on your Units.
•	Certain preferred securities in the Portfolio are rated below investment grade and considered to be “junk” or “high-yield” securities. Securities rated below “BBB-” by Standard & Poor’s or Fitch Ratings or below “Baa3” by Moody’s are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	The Portfolio is concentrated in securities issued by banks and other companies in the financials sector. As further discussed in “Risk Factors – Sector Risks,” financial services issuers are substantially affected by changes in economic and market conditions. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.406%	$3.929
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.170%	$1.648
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.227%	$2.198*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 336
3 years	716
5 years	1,120
10 years	2,033

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from June 10, 2025 through November 9, 2025. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	February 19, 2025
Mandatory Termination Date	February 18, 2027
Historical 12 Month Distribution[1]	$0.5144 per Unit
Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46151E265
Reinvest – 46151E273
Fee Based Cash – 46151E281
Fee Based Reinvest – 46151E299

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 Months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See "Rights of Unitholders - Historical 12 Month Distributions."
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Preferred Opportunity Portfolio 2025-1

Portfolio
					Cost of
Number			Redemption	Market Value	Securities to
of Shares	Name of Issuer (1)	Rating (5)	Provisions (6)	per Share (2)	Portfolio (2)
	Automobiles - 1.97%
120	Ford Motor Company	BBB-	8/15/27 @ 25	$ 24.380	$ 2,925.60
	6.500% Due 8/15/62
	Banks - 22.77%
304	Bank of America Corporation -
	Series SS	BBB-	2/17/27 @ 25	20.700	6,292.80
	4.750%
138	Citizens Financial Group, Inc. -
	Series H	BB+	7/6/29 @ 25	26.940	3,717.72
	7.375%
335	JPMorgan Chase & Company -
	Series MM	BBB	9/1/26 @ 25	18.800	6,298.00
	4.200%
61	Regions Financial Corporation -
	Series C	BB+	5/15/29 @ 25	24.440	1,490.84
	5.700%
144	Regions Financial Corporation -
	Series F	BB+	9/15/29 @ 25	25.740	3,706.56
	6.950%
295	US Bancorp - Series O	BBB	4/15/27 @ 25	20.070	5,920.65
	4.500%
344	Wells Fargo & Company - Series DD	BB+	9/15/26 @ 25	18.320	6,302.08
	4.250%
	Capital Markets - 13.25%
192	Affiliated Managers Group, Inc.	BBB-	3/30/29 @ 25	25.090	4,817.28
	6.750% Due 3/30/64
186	Charles Schwab Corporation -
	Series J	BBB-	6/1/26 @ 25	19.890	3,699.54
	4.450%
134	Morgan Stanley - Series K	BBB-	4/15/27 @ 25	24.850	3,329.90
	5.850%
127	Morgan Stanley - Series Q	BBB-	10/15/29 @ 25	26.250	3,333.75
	6.625%
248	Stifel Financial Corporation - Series D	BB	8/15/26 @ 25	17.920	4,444.16
	4.500%
	Consumer Finance - 6.76%
278	Capital One Financial Corporation -
	Series L	BB	9/1/26 @ 25	17.360	4,826.08
	4.375%
203	Synchrony Financial - Series B	BB-	5/15/29 @ 25	25.590	5,194.77
	8.250%

Preferred Opportunity Portfolio 2025-1

Portfolio (continued)
						Cost of
Number				Redemption	Market Value	Securities to
of Shares		Name of Issuer (1)	Rating (5)	Provisions (6)	per Share (2)	Portfolio (2)
		Electric Utilities - 3.75%
	212	Southern Company	BBB	3/15/30 @ 25	$ 26.180	$ 5,550.16
		6.500% Due 3/15/85
		Financial Services - 9.99%
	206	Corebridge Financial, Inc.	BBB-	12/15/29 @ 25	25.100	5,170.60
		6.375% Due 12/15/64
	194	Jackson Financial, Inc.	BB+	3/30/28 @ 25	26.730	5,185.62
		8.000%
	182	Voya Financial, Inc. - Series B	BBB-	9/15/29 @ 25	24.440	4,448.08
		5.350%
		Insurance - 30.00%
	207	Allstate Corporation - Series J	BBB-	7/15/28 @ 25	26.920	5,572.44
		7.375%
+	295	Arch Capital Group, Ltd. - Series G	BBB	6/11/26 @ 25	18.750	5,531.25
		4.550%
+	90	Athene Holding, Ltd. - Series A	BBB	6/30/29 @ 25	24.670	2,220.30
		6.350%
+	127	Athene Holding, Ltd. - Series E	BBB	12/30/27 @ 25	26.250	3,333.75
		7.750%
	312	Brighthouse Financial, Inc. -
		Series D	BBB-	12/25/26 @ 25	15.610	4,870.32
		4.625%
	192	Lincoln National Corporation -
		Series D	BBB-	12/1/27 @ 25	26.960	5,176.32
		9.000%
	209	Prudential Financial, Inc.	BBB+	9/1/27 @ 25	24.880	5,199.92
		5.95% Due 9/1/62
	170	Reinsurance Group of America, Inc.	BBB+	10/15/27 @ 25	26.120	4,440.40
		7.125% Due 10/15/52
+	284	RenaissanceRe Holdings, Ltd. -
		Series G	BBB	7/15/26 @ 25	16.740	4,754.16
		4.200%
	188	W. R. Berkley Corporation	BBB-	3/30/26 @ 25	17.790	3,344.52
		4.125% Due 3/30/61
		Multi-Utilities - 8.51%
+	178	Brookfield Infrastructure Finance ULC	BBB-	5/31/29 @ 25	25.050	4,458.90
		7.250% Due 5/31/84
	206	CMS Energy Corporation - Series C	BBB-	7/15/26 @ 25	17.970	3,701.82
		4.200%
	241	DTE Energy Company - Series E	BBB-	12/1/26 @ 25	18.480	4,453.68
		4.375% Due 12/1/81

Preferred Opportunity Portfolio 2025-1

Portfolio (continued)
Cost of
Number			Redemption	Market Value	Securities to
of Shares	Name of Issuer (1)	Rating (5)	Provisions (6)	per Share (2)	Portfolio (2)
Specialized REITs - 3.00%
260	Public Storage - Series R	BBB+	11/19/26 @ 25	$ 17.100	$ 4,446.00
4.000%
6,862					$ 148,157.97

See “Notes to Portfolios”.

Multi-Asset High Income Portfolio

Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in an income-oriented portfolio consisting of common stocks, real estate investment trusts (“REITs”), preferred securities, master limited partnerships (“MLPs”), and common stocks of closed-end investment companies (known as “closed-end funds”). Invesco Capital Markets, Inc., the Sponsor, has identified these asset classes within the market that typically distribute above-average levels of income and also have the potential to participate in rising markets. In determining the asset classes to include in the portfolio, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance and volatility to include specific asset classes that may provide the potential for correlation and volatility advantages over investing in a single asset class or sector of the market.

The Sponsor seeks to divide the Portfolio’s exposure by allocating assets among five asset classes that will include dividend-paying equities, REITs, preferred securities, MLPs, and closed-end funds.

Within the various asset classes, the Sponsor assembled the final portfolio based on a consideration of factors including, but not limited to:

•	Dividend-Paying Equities: Companies were selected based on factors such as dividend yield, dividend growth, valuations, earnings and sales growth, and cash flow generation.
•	REITs: Securities were selected based on factors such as dividend yield, valuations, growth potential, and volatility.
•	Preferred Securities: Securities were selected based on factors such as current yield, credit ratings, industry and issuer trends, and fundamentals.
•	MLPs: Securities were selected based on factors such as valuations, distribution sustainability, and overall volatility and risk characteristics.
•	Closed-end funds: Closed-end funds were selected based on factors such as income opportunity, management team and performance, valuation (premium/discount to net asset value), diversification, and liquidity. In addition, as indicated by information publicly available at the time of selection, none of the Portfolio’s closed-end funds employed “structural leverage”. Structural leverage affects a closed-end fund’s capital structure by increasing the fund’s investable portfolio assets under management, and is generally achieved through a fund’s issuance of preferred shares, debt securities, or through borrowing money for investment purposes. The use of structural leverage by closed-end funds can increase the likelihood of share price and net asset value volatility and can add additional systematic risk to a closed-end fund’s underlying portfolio.

It is possible that some or all of the Portfolio’s closed-end funds may have utilized structural leverage in the past and may elect to utilize structural leverage in the future if their investment policy allows for it. In addition, some of the closed-end funds selected for the Portfolio may borrow for temporary, emergency, or cash management purposes or employ “economic leverage”, which results from a fund’s investment in derivative investments that are inherently leveraged.

Approximately 5% of the Portfolio consists of funds that are classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	A security issuer may be unable to issue distributions, or to make payments of interest, dividends or principal in the future. This may reduce the level of income certain of the Portfolio’s securities pay which would reduce your income and may cause the value of your Units to fall.
•	The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	The Portfolio invests significantly in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.
•	The Portfolio invests in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. Preferred securities are subject to interest rate risk, meaning that their values may fall if interest rates, in general, rise. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. In addition to the other risks described herein, income payments on certain preferred securities may be deferred, which may reduce the amount of income you receive on your Units.
•	The Portfolio invests in MLPs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.
•	The Portfolio invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage, if any. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

•	Certain securities in the Portfolio, as well as certain of the securities held by the underlying funds in the Portfolio, are rated below investment grade and considered to be “junk” or “high-yield” securities. Securities rated below “BBB-” by Standard & Poor’s or Fitch Ratings or below “Baa3” by Moody’s are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	The Portfolio invests in shares of REITs and other real estate companies. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate sector will affect the value of your investment.
•	The Portfolio, primarily through certain of the underlying funds held by the Portfolio, invests in securities of foreign companies, which presents risks beyond those of U.S. issuers. These risks may include market and political factors related to an issuer’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting and tax practices and changes in the value of foreign currencies which may have both economic and tax consequences.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	1.350	13.500
Creation and development fee	0.500	5.000
Maximum sales charge	1.850%	$18.500
	As a %	Amount
	of Net	Per 100
	Assets	Units

Estimated Organization Costs	0.667%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.248%	$2.412
Supervisory fee, bookkeeping
and administrative fees	0.056	0.550
Underlying fund expenses	0.243	2.368
Total	0.547%	$5.330*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 303
3 years	926
5 years	1,572
10 years	3,293

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from June 10, 2025 through November 9, 2025. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price -- General.”

Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio’s investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	February 19, 2025
Mandatory Termination Date	May 22, 2026
Historical 12 Month Distributions[1]	$0.5630 per Unit
Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46151E307
Reinvest – 46151E315
Fee Based Cash – 46151E323
Fee Based Reinvest – 46151E331

1	As of the close of business on the day prior to Initial Date of Deposit. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. The Historical 12 Month Distributions per Unit amount shown is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 Months preceding the Initial Date of Deposit, divided by the Portfolio's initial public offering price of $10 per unit, and reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. See "Rights of Unitholders - Historical 12 Month Distributions."
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

Multi-Asset High Income Portfolio 2025-1

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	DIVIDEND-PAYING EQUITIES - 20.02%
	Communication Services - 2.01%
81	AT&T, Inc.	$ 26.070	$ 2,111.67
51	Verizon Communications, Inc.	41.200	2,101.20
	Consumer Discretionary - 3.00%
5	Home Depot, Inc.	403.310	2,016.55
28	NIKE, Inc. - CL B	77.590	2,172.52
17	TJX Companies, Inc.	123.830	2,105.11
	Consumer Staples - 1.02%
13	Procter & Gamble Company	165.430	2,150.59
	Energy - 1.96%
13	Chevron Corporation	156.160	2,030.08
19	Exxon Mobil Corporation	110.140	2,092.66
	Financials - 1.95%
2	BlackRock, Inc.	977.860	1,955.72
26	MetLife, Inc.	82.430	2,143.18
	Health Care - 3.10%
9	Becton Dickinson & Company	225.130	2,026.17
6	Elevance Health, Inc.	382.480	2,294.88
26	Merck & Company, Inc.	83.290	2,165.54
	Industrials - 2.05%
17	Emerson Electric Company	125.010	2,125.17
9	General Dynamics Corporation	242.600	2,183.40
	Information Technology - 2.94%
9	Broadcom, Inc.	228.530	2,056.77
32	Cisco Systems, Inc.	64.590	2,066.88
11	Texas Instruments, Inc.	186.460	2,051.06
	Utilities - 1.99%
20	American Electric Power Company, Inc.	102.200	2,044.00
31	NextEra Energy, Inc.	68.500	2,123.50
	MASTER LIMITED PARTNERSHIPS AND
	MIDSTREAM-OIL & GAS - 19.96%
+ 98	Enbridge, Inc.	42.750	4,189.50
206	Energy Transfer, L.P. (3)	20.300	4,181.80
125	Enterprise Products Partners, L.P. (3)	33.720	4,215.00
103	Hess Midstream, L.P. - CL A (3)	40.990	4,221.97
156	Kinder Morgan, Inc. - CL P	26.750	4,173.00
77	MPLX, L.P. (3)	54.630	4,206.51
42	ONEOK, Inc.	98.640	4,142.88
206	Plains All American Pipeline, L.P. (3)	20.360	4,194.16
101	Western Midstream Partners, L.P. (3)	41.620	4,203.62
72	Williams Companies, Inc.	57.800	4,161.60

Multi-Asset High Income Portfolio 2025-1

Portfolio (continued)
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	REAL ESTATE INVESTMENT TRUSTS - 20.07%
	Mortgage REITs - 6.00%
196	Annaly Capital Management, Inc.	$ 21.410	$ 4,196.36
359	Ladder Capital Corporation - CL A	11.680	4,193.12
211	Starwood Property Trust, Inc.	19.950	4,209.45
	REITs - 14.07%
59	Equity Residential	71.260	4,204.34
27	Extra Space Storage, Inc.	154.940	4,183.38
86	Gaming and Leisure Properties, Inc.	49.040	4,217.44
215	Healthpeak Properties, Inc.	19.580	4,209.70
133	Invitation Homes, Inc.	31.900	4,242.70
76	Realty Income Corporation	55.230	4,197.48
23	Simon Property Group, Inc.	186.040	4,278.92
	CLOSED-END FUNDS - 20.02%
	Covered Call - 6.01%
288	Eaton Vance Tax-Managed Buy-Write Opportunities Fund	14.570	4,196.16
269	Eaton Vance Tax-Managed Diversified Equity Income Fund	15.630	4,204.47
154	Nuveen NASDAQ 100 Dynamic Overwrite Fund	27.340	4,210.36
	Global Allocation - 2.00%
250	BlackRock ESG Capital Allocation Term Trust	16.770	4,192.50
	Global Equity - 3.99%
394	John Hancock Diversified Income Fund	10.620	4,184.28
391	Voya Infrastructure Industrials and Materials Fund	10.700	4,183.70
	Sector Equity - 4.01%
265	BlackRock Health Sciences Term Trust	15.830	4,194.95
194	BlackRock Science and Technology Term Trust	21.760	4,221.44
	U.S. Allocation - 2.01%
168	Virtus Equity & Convertible Income Fund	25.070	4,211.76
	U.S. Equity - 2.00%
260	Nuveen Core Equity Alpha Fund	16.120	4,191.20

Multi-Asset High Income Portfolio 2025-1

Portfolio (continued)
					Cost of
Number			Redemption	Market Value	Securities to
of Shares	Name of Issuer (1)	Rating (5)	Provisions (6)	per Share (2)	Portfolio (2)
	PREFERRED SECURITIES - 19.93%
156	Allstate Corporation - Series J	BBB-	7/15/28 @ 25	$ 26.920	$ 4,199.52
	7.375%
+ 222	Arch Capital Group, Ltd. - Series G	BBB	6/11/26 @ 25	18.750	4,162.50
	4.550%
202	Bank of America Corporation -
	Series SS	BBB -	2/17/27 @ 25	20.700	4,181.40
	4.750%
210	Charles Schwab Corporation -
	Series J	BBB-	6/1/26 @ 25	19.890	4,176.90
	4.450%
223	JPMorgan Chase & Company -
	Series MM	BBB	9/1/26 @ 25	18.800	4,192.40
	4.200%
159	Morgan Stanley - Series Q	BBB-	10/15/29 @ 25	26.250	4,173.75
	6.625%
169	Prudential Financial, Inc.	BBB+	9/1/27 @ 25	24.880	4,204.72
	5.950% Due 9/1/62
234	Stifel Financial Corporation -
	Series D	BB	8/15/26 @ 25	17.920	4,193.28
	4.500%
209	US Bancorp - Series O	BBB	4/15/27 @ 25	20.070	4,194.63
	4.500%
228	Wells Fargo & Company -
	Series DD	BB+	9/15/26 @ 25	18.320	4,176.96
	4.25%

7,641					$ 209,886.46

See “Notes to Portfolios”.

Notes to Portfolios

(1)	The Securities are initially represented by “regular way” contracts to purchase the Securities. A letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of the Securities as of the close of business on the last business day prior to the inception date of the Portfolio. The Sponsor has instructed the Trustee to purchase the securities on behalf of the Portfolio at the opening of business on the inception date of the Portfolio and are expected to settle within one business day (see “The Portfolios”).
(2)	The valuation of the Securities has been determined by the Evaluator as of the close of business on the last business day prior to the inception date of the Portfolio. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Portfolio’s investments are classified as Level 1, which refers to securities traded in an active market.
(3)	Each of these MLPs and other publicly traded partnerships is expected to be treated as a “qualified publicly traded partnership” for federal tax purposes. See “Portfolio Administration” regarding your Portfolio’s limitation with investments in these securities.
(4)	Each of these closed-end funds has elected to be treated as a business development company under the Investment Company Act of 1940.
(5)	All ratings are by Standard & Poor’s, a division of S&P Global, unless otherwise indicated. If Standard & Poor’s did not provide a rating for a preferred security, a rating from Moody’s Investors Services, Inc. or Fitch Ratings will be used, if available. “#” indicates that the rating of the preferred security is by Moody’s Investors Service, Inc. and “##” indicates that the rating of the preferred security is by Fitch Ratings. “NR” indicates that none of the rating services provided a rating for that preferred security. For a brief description of the ratings see “Description of Preferred Security Ratings” in the Information Supplement.
(6)	The preferred securities are first redeemable on such date and at such price as listed in this column. The preferred securities may be redeemable at declining prices thereafter but not below the par or stated value. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed preferred securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the preferred securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions to Unitholders will generally be reduced by the amount of the dividends or other income which otherwise would have been paid with respect to redeemed preferred securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by your Portfolio will be distributed to Unitholders. Certain of the preferred securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events, including changes in federal regulations governing the capital treatment of certain preferred securities (see “Risk Factors--Preferred Securities”).
(7)	This Security has a “make whole” call option and may be redeemable in whole or in part through a certain designated period at the option of the issuer at a redemption price of par or stated value, a “make whole” amount, and any accrued and unpaid interest to the date of such redemption. The “make whole” amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies among the Securities and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the Security plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the Securities being redeemed.
“+”	indicates that the security was issued by a foreign company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2407:

Opinion on the Financial Statements

We have audited the accompanying statements of condition (including the related portfolio schedules) of High Income Allocation Portfolio 2025-1, Preferred Opportunity Portfolio 2025-1 and Multi-Asset High Income Portfolio 2025-1 (included in Invesco Unit Trusts, Series 2407 (the “Trust”)) as of February 19, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of February 19, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of February 19, 2025 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

New York, New York
February 19, 2025

STATEMENTS OF CONDITION
As of February 19, 2025

	High
	Income	Preferred	Multi-Asset
	Allocation	Opportunity	High Income
INVESTMENT IN SECURITIES	Portfolio	Portfolio	Portfolio
Contracts to purchase Securities (1)	$ 185,189	$ 148,158	$ 209,886
Total	$ 185,189	$ 148,158	$ 209,886
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$ 1,204	$ 582	$ 1,364
Deferred sales charge liability (3)	4,167	3,334	2,834
Creation and development fee liability (4)	926	741	1,049
Interest of Unitholders--
Cost to investors (5)	185,189	148,158	209,886
Less: deferred sales charge, creation and development
fee and organization costs (2)(4)(5)(6)	6,297	4,657	5,247
Net interest to Unitholders (5)	178,892	143,501	204,639
Total	$ 185,189	$ 148,158	$ 209,886
Units outstanding	18,519	14,816	20,989
Net asset value per Unit	$ 9.660	$ 9.686	$ 9.750

(1)	The value of the Securities is determined by the Evaluator on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from a Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

THE PORTFOLIOS

The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Invesco Capital Markets, Inc., as Sponsor and Evaluator, Invesco Investment Advisers LLC, as Supervisor and The Bank of New York Mellon, as Trustee.

The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

On the Initial Date of Deposit, the Sponsor deposited contracts to purchase Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in the “Portfolios” and any additional securities deposited into the Portfolios.

Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the per Unit amount of “Historical 12 Month Distributions,” as presented under “Essential Information”, will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the

Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION

The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS

The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest significantly in closed-end funds. Closed-end funds are a type of investment company that hold an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don’t have to manage fund liquidity to meet potentially large redemptions.

Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-end funds are generally susceptible to the prospect of being converted into a different fund structure, including to that of an exchange-traded fund (“ETF”). Although ETF shares are also traded on an exchange, certain characteristics of ETFs are different from that of closed-end funds, including that ETFs do not typically have significant discounts or premiums. In the event that a closed-end fund in your Portfolio is expected to convert into an ETF, the Supervisor will determine whether your Portfolio should accept the ETF shares, or sell the affected closed-end shares and reinvest the proceeds pursuant to the related provisions in the Trust Agreement.

Certain of the funds in the High Allocation Portfolio and the Multi-Asset High Income Portfolio may be classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

Only the Trustee may vote the shares of the closed-end funds held in the High Allocation Portfolio and the Multi-Asset High Income Portfolio. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “Portfolio Administration--Portfolio Administration.”

Structural Leverage. The closed-end funds included in the High Income Allocation Portfolio may employ the use of structural leverage in their portfolios through the issuance of preferred stock, debt securities, or through borrowing money for investment purposes. As indicated by information publicly available at the time of selection, none of the Multi-Asset High Income Portfolio’s closed-end funds employed structural leverage. However, it is possible that some or all of the Multi-Asset High Income Portfolio’s closed-end funds may have utilized structural leverage in the past and may elect to utilize structural leverage in the future if their investment policy allows for it.

While structural leverage often serves to increase the yield of a closed-end fund, this structural leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of structural leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

RISK FACTORS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio and the underlying securities in the portfolios of the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price, or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security of the issuer. Certain geopolitical and other events, including environmental events and public health events such as epidemics and pandemics, may have a global impact and add to instability in world economies and markets generally. Changing economic, political or financial market conditions in one country or geographic region could adversely affect the market value of the securities held by your Portfolio in a different country or geographic region due to increasingly interconnected global economies and financial markets.

For example, following Russia's invasion of Ukraine in late February 2022, various countries, including the United States, and members of NATO and the European Union (“EU”), issued broad-ranging economic sanctions against Russia and Belarus. The resulting responses to the military actions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. The negative impacts may be particularly acute in certain sectors including, but not limited to, energy, financials, commodities, engineering, and defense. This could affect the value of your Portfolio's investments, even beyond any direct investment exposure the Portfolio may have to Russian issuers or the adjoining geographic regions. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. Furthermore, the more recent hostilities by Hamas and Iran against Israel, and the possibility of further military escalation in the Middle East, may negatively impact certain sectors and possibly certain securities in your Portfolio. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. The foregoing may result in a negative impact on your Portfolio's performance and the value of an investment in your Portfolio, even beyond any direct investment exposure your Portfolio may have to issuers located or operating in the affected or adjoining geographic regions.

Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

Interest Rate Risk. This is the risk that the preferred securities in your Portfolio and any fixed income securities held by a closed-end fund in the High Income Allocation

Portfolio and the Multi-Asset High Income Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Preferred and fixed income securities held directly or indirectly by your Portfolio with longer periods before maturity are often more sensitive to interest rate changes. In a low interest rate environment risks associated with rising rates are heightened. Recently, the U.S. Federal Reserve has implemented several successive rate hikes and indicated that it may continue to do so in the future. The negative impact on preferred and fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units.

Dividend, Credit and Distribution Payment Risk. Dividend, credit and distribution payment risk is the risk that an issuer of a security in your Portfolio is unable or unwilling to make dividend, interest and/or principal payments, or issue distributions. Stocks represent ownership interests in the issuers and are not obligations of the issuers. The master limited partnerships in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio issue periodic distributions and do not declare dividends, as discussed below in “Master Limited Partnership Risk”. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. Trust preferred securities are subject to unique risks which include the fact that distribution payments will only be paid if dividend or interest payments on the underlying obligations are made. Such distribution payments are dependent on the financial condition of the issuer. Distribution payments for preferred securities may not be paid at all or may generally be deferred without default. If dividends or distributions received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Taxation”.

Call Risk. Call risk is the risk that the issuer of a preferred security in your Portfolio prepays or “calls” a security before its stated maturity. An issuer might call a preferred security if interest rates fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a preferred security, your Portfolio will distribute the principal to you but your future income distributions will fall. You might not be able to reinvest this principal at as high a yield. A preferred security’s call price could be less than the price your Portfolio paid for the security and could be below the security’s par value. This means that you could receive less than the amount you paid for your Units. The call provisions are described in general terms in “Portfolio” under “Redemption Provisions”.

In certain circumstances, if enough preferred securities are called, it could cause a Portfolio to terminate early. Some or all of the securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events.

Closed-End Funds. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest in shares of closed-end funds. You should understand the preceding section titled “Closed-End Funds” before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. All funds are subject to various risks, including management’s ability to meet the fund’s investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding funds or their underlying investments change. The Portfolios and any underlying funds have operating expenses. You will bear not only your share of your Portfolio’s expenses, but also the expenses of any underlying funds. By investing in other funds, the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio incur greater expenses than you would incur if you invested directly in the funds.

Business Development Companies. The High Income Allocation Portfolio is exposed to business development companies (“BDCs”) (also referred to as “listed private equity companies”) through its investment in closed-end funds. These are typically companies whose principal business is to invest in and lend capital to privately-held companies. These companies may include companies that are closed-end management investment companies that have elected to be regulated as business development companies under the Investment Company Act of 1940. There are certain risks inherent in investing in BDCs. Investments made by BDCs are generally subject to legal and other restrictions on resale and are otherwise less liquid than publicly traded securities. BDCs may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. Therefore, the aggregate returns realized by the company may be disproportionately impacted by the poor performance of a small number of investments, or even a single investment. Since BDCs rely on access to short-term money markets, longer-term capital markets and the bank markets as a significant source of liquidity, to the extent that BDCs are not able to access capital at competitive rates, their ability to implement certain financial strategies may be negatively impacted. Market disruptions, including a downturn in capital markets in general, or a downgrade of the credit rating of a BDC held by the Portfolio may increase the cost of borrowing to that company, thereby increasing its cost of borrowing and adversely impacting the underlying fund’s returns. Credit downgrades may also result in requirements on a company to provide additional support in the form of letters of credit or cash or other collateral to various counterparties. Since many of the assets of BDCs do not have readily ascertainable market values, such assets are most often recorded at fair value, in good faith, in accordance with valuation procedures adopted by such companies. Due to the absence of a readily ascertainable market value, fair value of a BDC’s investments may differ significantly from the values that would be reflected if the securities were traded in an established market. Many debt investments in which BDCs invest will not be rated by a credit rating agency and will be below investment grade quality. These investments are commonly referred to as “junk bonds” and have predominantly speculative characteristics with respect to an issuer’s capacity to make payments of interest and principal.

Preferred Securities. The Preferred Opportunity Portfolio invests exclusively, and the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio each invest a portion of their respective portfolios, in preferred securities, including hybrid and trust preferred securities and senior debt instruments that have the trading characteristics of exchange-listed preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities typically issued by corporations, generally in the form of interest-bearing notes and may be perpetual in duration or may have a stated maturity. Dividends on the securities are usually non-cumulative and could be deferred indefinitely without triggering default. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The maturity and distribution payments of the preferred securities generally coincide with the maturity and interest payments on the underlying obligations. While distributions received from certain preferred securities in the Portfolio may be treated as ordinary income for federal income tax purposes, distributions received from other preferred securities in the Portfolio may be designated as qualified dividend income for federal income tax purposes (see “Taxation”). The securities underlying certain preferred securities may be equity type securities which pay periodic dividends. Hybrid-preferred securities typically feature a fixed maturity date, may defer interest payments without invoking a default, and make income payments that typically are fully taxable as interest income, rather than as dividend income, for federal income tax purposes. The securities underlying hybrid-preferred securities are typically a type of subordinated debt instrument, such as a note or debenture.

Preferred securities’ prices fluctuate for several reasons including changes in investors’ perception of the financial condition of an issuer, the general condition of the market for preferred securities, or when political, regulatory or economic events affecting the issuers occur. These securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a preferred security may be called for redemption in a falling interest rate environment.

Hybrid and trust preferred securities with a stated maturity date usually mature on the maturity date of the underlying interest-bearing notes or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. In a falling interest rate environment, a preferred security may be subject to increased risk of being called for early redemption by the issuer. Certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date. Any such issuer redemptions among the preferred securities held by the Portfolio may cause the value of your Units to decline, and furthermore, may decrease the amount of income you may receive on your Units. However, other securities may be positively affected by potential near-term redemptions, particularly those trading at discounts to par value. Such securities may experience an increase in market value from issuers' redemption activity.

Preferred securities may be adversely affected by current or future regulation. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law in July 2010 has had a profound impact on preferred securities. The Dodd-Frank Act contained provisions which made certain hybrid and trust preferred securities less attractive for issuing banks, which resulted in a significant reduction in the issuance and availability of trust preferreds. Subsequently, U.S. banks began issuing preferreds compliant with the new regulatory requirements. Unlike trust preferreds, these new preferreds contained non-cumulative dividends, no maturity and further subordination, among other factors.

A longer-term consequence of the relevant provisions of the Dodd-Frank Act is the potential for some types of preferred securities in your Portfolio to become more scarce and potentially less liquid. However, the enactment of the Economic Growth, Regulatory Relief and Consumer Protection Act on May 23, 2018, contains some rollbacks of the Dodd-Frank Act and may limit the negative implications for preferred securities.

In addition, proposals of the Basel Committee on Banking Supervision (“Basel Committee”) to update capital requirements for banks globally, if finalized and adopted in the United States, would further limit the attractiveness to issuing banks of a broader range of preferred security types and possibly have more significant consequences, including a smaller market of issues and less liquidity. It is not possible to predict the impact of the Basel Committee proposals on the Portfolio’s preferred securities.

Hybrid and trust preferred securities are also subject to unique risks which include the fact that distributions will only be paid by a preferred security if the interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and, in certain cases, may be subject to deferral. During any deferral period, the Portfolio may have to recognize income as if the Portfolio had received current interest payments. In such a case, the Portfolio will be required to satisfy distribution requirements based on such income even though they would not have received cash with which to pay such distributions. In addition, the underlying obligations, and thus the hybrid and trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Real Estate Investment Trusts. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio have significant exposure to real estate investment trusts (“REITs”) and the Preferred Opportunity Portfolio has exposure to preferred securities issued by REITs. Any negative impact on the REIT sector will have a greater impact on the value of Units than on a portfolio diversified over several sectors. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate sector generally. The success of REITs depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors,

•	general U.S. and global as well as local economic conditions,
•	decline in real estate values,
•	possible lack of availability of mortgage funds,
•	the financial health of tenants,
•	over-building and increased competition for tenants,
•	over-supply of properties for sale,
•	changing demographics,
•	changes in interest rates, tax rates and other operating expenses,
•	changes in government regulations,
•	faulty construction and the ongoing need for capital improvements,
•	regulatory and judicial requirements, including relating to liability for environmental hazards,
•	the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,
•	changes in neighborhood values and buyer demand, and
•	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand, in addition to declining occupancy rates in commercial real estate, are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate sector may be cyclical, and, if your Portfolio acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities during the life of your Portfolio. REITs are also subject to defaults by borrowers and the market’s perception of the REIT sector generally.

Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

Master Limited Partnership Risk. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest in master limited partnerships (“MLPs”). MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

Currently, most MLPs operate in the energy sector, with a particular emphasis on the midstream industry of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources industries, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated industry in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.

There are certain tax risks associated with MLPs to which your Portfolio may be exposed, including the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your Portfolio’s investments.

High-Yield Security Risk. Certain of the securities in your Portfolio, as well as certain of the securities held by the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, are high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield or “junk” securities, the generic names for securities rated below “BBB-” by Standard & Poor’s or Fitch Ratings or “Baa3” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB- or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Foreign Securities. Because each Portfolio, including certain of the underlying funds in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, invests in securities of foreign issuers, each Portfolio involves additional risks that differ from an investment solely in securities of domestic issuers. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for your Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, sectors, and securities and currency markets, and the value of your Portfolio’s investments, in non-U.S. countries. No one can predict the impact that these factors could have on your Portfolio’s securities.

Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

In addition, for foreign securities of European issuers, the departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on European issuers. More recently, there is particular uncertainty regarding the state of the EU following the United Kingdom’s (“U.K.”) official exit from the EU on January 31, 2020 ("Brexit"). While a trade deal was negotiated and provisionally went into effect on January 1, 2021, Brexit marks the first time that a significant member of the EU will have left. The precise impact of the Brexit decision will only become clearer as Brexit progresses. The effect that Brexit may have on the global financial markets is uncertain. No one can predict the impact that these factors could have on the securities held by your Portfolio.

Sector Risks. The Portfolios invest significantly in certain sectors. Any negative impact on these sectors will have a greater impact on the value of Units than on a portfolio diversified over several sectors. You should understand the risks of these industries before you invest.

The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled “The Portfolios”. As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under “Portfolio Administration”, the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio’s assets) in securities of a particular type, sector and/or geographic region. As of the Initial Date of Deposit, each Portfolio was significantly invested in the following to the extent described below.

Real Estate Companies. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio invest significantly in shares of real estate companies. You should understand the risks of real estate companies before you invest. Many factors can have an adverse impact on the performance of a particular real estate company, including its cash available for distribution, the credit quality of a particular company or the real estate sector generally. The success of real estate companies depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors,

o	general U.S. and global as well as local economic conditions,

o	decline in real estate values,
o	possible lack of availability of mortgage funds,
o	the financial health of tenants,
o	over-building and increased competition for tenants,
o	over-supply of properties for sale,
o	changing demographics,
o	changes in interest rates, tax rates and other operating expenses,
o	changes in government regulations,
o	faulty construction and the ongoing need for capital improvements,
o	regulatory and judicial requirements, including relating to liability for environmental hazards,
o	the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,
o	changes in neighborhood values and buyer demand, and
o	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate sector may be cyclical, and, if your Portfolio acquires securities at or near the top of the cycle, there is increased risk of a decline in value of the securities during the life of your Portfolio.

Real estate companies are also subject to defaults by borrowers and the market's perception of the real estate sector generally.

Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, real estate companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

Financial Services Issuers. The Preferred Opportunity Portfolio invests primarily in, and the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, primarily through their respective investments in preferred securities, invest significantly in, securities issued by banks and other financial services companies. Companies in the financial services sector include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that sector. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company’s ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company’s revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation’s evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services sector for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and decreases in such issuers’ profits or revenues.

However, the enactment of the Economic Growth, Regulatory Relief and Consumer Protection Act on May 23, 2018, contained some rollbacks of the Dodd-Frank Act and may limit the negative implications for financial services issuers.

Financial services companies operating in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is particular uncertainty regarding the state of the EU following Brexit. While a trade deal was negotiated and provisionally went into effect on January 1, 2021, Brexit marks the first time that a significant member of the EU will have left. The precise impact of the Brexit decision will only become clearer as Brexit progresses. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

Commercial banks (including “money center” regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or “junk” bond holdings) and failures of reinsurance carriers.

Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Reduced Diversification. Your Portfolio involves the risk that the Portfolio will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Portfolio expenses.

Quality Risk. This is the risk that a preferred security in your Portfolio will fall in value if a rating agency decreases the preferred security’s rating.

Tax and Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service ("IRS") could affect the value of your Portfolio, or the securities owned by the underlying funds in the High Income Allocation Portfolio or the Multi-Asset High Income Portfolio, by changing the taxation or tax characterizations of its portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any legislation might have on your Portfolio or its portfolio securities, or on the tax treatment of your Portfolio or of your investment in your Portfolio.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, your Portfolio may be susceptible to operational, information security and related risks. Cybersecurity incidents involving your Portfolio and its service providers (including, without limitation, the Sponsor and the Trustee) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Unitholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which your Portfolio invests, counterparties with which your Portfolio engages, governmental and other regulatory authorities, exchanges and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. Your Portfolio and its Unitholders could be negatively impacted as a result.

Regulated Investment Company Risk of Underlying Closed-End Funds. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio intend on investing in closed-end funds that are classified as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify for the favorable U.S. federal income tax treatment generally accorded to a RIC, a closed-end fund must, among other requirements, derive in each taxable year at least 90% of its gross income from certain prescribed sources and satisfy a diversification test on a quarterly basis. If a closed-end fund fails to satisfy the qualifying income or diversification requirements to be treated as a RIC in any taxable year, all of the closed-end fund’s taxable income (including its net capital gain) may be subject to tax at the 21% regular corporate rate without any deduction for distributions to shareholders. Furthermore, such distributions would be taxable as ordinary dividends to the extent of the closed-end fund’s current and accumulated earnings and profits, which would effectively reduce (and could eliminate) the closed-end fund’s returns. In addition, each closed-end fund must timely distribute annually at least 90% of its net investment income and at least 90% of its net tax-exempt interest income for each tax year. Retained net capital gain or investment company taxable income by a closed-end fund will generally be subject to tax at the regular corporate rate on the amount retained.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio (2.828% and 1.885% of the aggregate offering price of the Securities, respectively) at the time of purchase.

The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and $0.185 per Unit for the Multi-Asset High Income Portfolio). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and $0.135 per Unit for the Multi-Asset High Income Portfolio. Your Portfolio pays the deferred sales charge in installments as described in the “Fee Table.” If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under “Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the “Fee Table.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio or 1.85% of the Public Offering Price per Unit for the Multi-Asset High Income Portfolio.

The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, with respect to the High Income Allocation Portfolio and the Preferred Opportunity Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. With respect to the Multi-Asset High Income Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. With respect to the High Income Allocation Portfolio and the Preferred Opportunity Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050. With respect to the Multi-Asset High Income Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is “Fee Based Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called “Fee Accounts” for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the “Fee Accounts” section found below.

Certain Self-Directed Brokerage Platforms. Purchases of Units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the Public Offering Price less the applicable dealer concession.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Evaluator. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Rights of Unitholders--Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The value of portfolio securities is based on the securities’ market price when available. When a market price is not readily available, including circumstances under which the Evaluator determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. In these cases, a Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit for the High Income Allocation Portfolio and the Preferred Opportunity Portfolio and 1.25% of the Public Offering Price for the Multi-Asset High Income Portfolio.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050	0.100
$150 but less than $250	0.075	0.100
$250 but less than $1,000	0.100	0.100
$1,000 but less than $5,000	0.125	0.100
$5,000 but less than $7,500	0.150	0.100
$7,500 or more	0.175	0.100

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution,” any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under “Right of Unitholders--Redemption of Units”). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS

Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under “Essential Information,” either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders--Reinvestment Option.”

RIGHTS OF UNITHOLDERS

Distributions. Dividends, interest and all other income or distributions received (pro rated on an annual basis), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. Distributions made by any closed-end funds, REITs, preferred securities and MLPs in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see “Taxation--Distributions”). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a “regulated investment company” for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally one business day after Units are ordered, or as otherwise may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders--Reinvestment Option”.

Dividends, interest and other income received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

The income distribution to the Unitholders of your Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder’s pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by the Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

Historical 12 Month Distributions. The Historical 12 Month Distributions per Unit amount shown under “Essential Information” is based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit, divided by the Portfolio’s initial public offering price of $10 per Unit. This amount is reduced by the anticipated per Unit fees and expenses which will be incurred when investing in your Portfolio. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. Accordingly, the actual net annual income distributions you receive per Unit will vary from the Historical 12 Month Distributions amount per Unit due to changes in dividends and distribution amounts paid by issuers, currency fluctuations, the sale of securities to pay any deferred sales charge, Portfolio fees and expenses, and with changes in your Portfolio such as the acquisition, call, maturity or sale of securities. The sale of securities to pay such fees and expenses may cause the amount of your distributions decrease over your Portfolio’s life. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments of the underlying Portfolio securities.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Taxation”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than one business day (or as otherwise may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender.

Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio’s termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of a Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See “Taxation”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Evaluator will determine the value of the Securities as described under “Public Offering--Unit Price”.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission (“SEC”) determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see “Rollover” below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends or other received distributions) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxation”.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution.

In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in your Portfolio for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by your Portfolio;
•	The Redemption Price per Unit and the number of Units outstanding, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

Annual statements are made available at www.invesco.com/us/en/accounts/tax-center within a reasonable period of time after the end of each calendar year. You may also request an annual statement be sent to you by calling the Trustee at 800-856-8487. Unitholders may obtain evaluations of the Securities upon request to the Trustee.

If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION

Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the

Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

Due to the investments in MLPs that are considered to be “publicly traded partnerships”, the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio, as well as the Preferred Opportunity Portfolio (due to its investment in preferred securities issued by MLPs), are subject to certain limitations to maintain qualification as a regulated investment company. One such limitation is that, generally, at the close of each quarter of each taxable year, not more than 25 percent of the value of a Portfolio’s assets may be invested in the securities of qualified publicly traded partnerships and certain other assets. If the portion of the qualified publicly traded partnerships exceeds 25% of the Portfolio following the Initial Date of Deposit, the Portfolio may need to sell securities or stop purchasing additional units of the qualified publicly traded partnerships which would alter the composition and diversity of the securities in the Portfolio.

The Trust Agreement requires the Trustee to vote all shares of the closed-end funds held in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio. The Sponsor will instruct the Trustee how to vote the securities held in your Portfolio. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells Securities to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio’s termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under “Rights of Unitholders--Redemption of Units”, provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See “Additional Information”.

Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor or Evaluator to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

Sponsor. Invesco Capital Markets, Inc. is the Sponsor and Evaluator of your Portfolio, and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital

Market Inc.'s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2024, the total stockholders’ equity of Invesco Capital Markets, Inc. was $63,201,064.41 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,846.0 billion as of December 31, 2024.

Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about Invesco Capital Markets, Inc.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information”.

TAXATION

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in the Portfolios.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The IRS could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a “regulated investment company” (“RIC”) under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from a Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

A RIC that receives business interest income may pass through its net business interest income for purposes of the tax rules applicable to the interest expense limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended (the "Code"). A RIC's total “Section 163(j) Interest Dividend” for a tax year is limited to the excess of the RIC's business interest income over the sum of its business interest expense and its other deductions properly allocable to its business interest income. A RIC may, in its discretion, designate all or a portion of ordinary dividends as Section 163(j) Interest Dividends, which would allow the recipient Unitholder to treat the designated portion of such dividends as interest income for purposes of determining such Unitholder's interest expense deduction limitation under Section 163(j) of the Code. This can potentially increase the amount of a Unitholder's interest expense deductible under Section 163(j) of the Code. In general, to be eligible to treat a Section 163(j) Interest Dividend as interest income, you must have held your shares in a Portfolio for more than 180 days during the 361-day period beginning on the date that is 180 days before the date on which the share becomes ex-dividend with respect to such dividend. Section 163(j) Interest Dividends, if so designated by a Portfolio. will be reported to your financial intermediary or otherwise in accordance with the requirements specified by the IRS.

Non-corporate taxpayers are generally eligible for a 20% deduction with respect to certain non-investment related income earned from a “qualified publicly traded partnership,” a term which often includes MLPs and certain ETFs not registered under the 1940 Act. A Portfolio taxed as a RIC, however, is currently not permitted to pass the special character of the qualified publicly traded partnership income through to its shareholders. Currently, non-corporate taxpayers that invest in entities that often generate qualified publicly traded partnership income may be entitled to this 20% deduction, but non-corporate taxpayers that invest in a RIC that invest in such entities will not. Unless later extended or made permanent, this 20% deduction will no longer be available for taxable years beginning after December 31, 2025.

“Qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) are eligible for a 20% deduction by non-corporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). Distributions by a Portfolio to its shareholders that are attributable to qualified REIT dividends received by the Portfolio and which the Portfolio properly reports as “Section 199A Dividends,” are treated as “qualified REIT dividends” in the hands of non-corporate taxpayers. A Section 199A Dividend is treated as a qualified REIT dividend only if the unitholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. A Portfolio is permitted to report such part of its dividends as Section 199A Dividends as are eligible but is not required to do so. Unless later extended or made permanent, this 20% deduction will no longer be available for taxable years beginning after December 31, 2025.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a RIC such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Qualified dividend income means dividends paid to a Portfolio (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradeable on an established securities market in the United States. Both a Portfolio and the Unitholder must meet certain holding period requirements to qualify Portfolio dividends for this treatment. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts, passive foreign investment companies, and income received “in lieu of” dividends in a securities lending transactions generally is not eligible for treatment as qualified dividend income. If the qualified dividend income received by a Portfolio is equal to 95% (or a greater percentage) of the Portfolio's gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Portfolio will be qualified dividend income. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as taxable income to you. In certain cases if your Portfolio is not considered “publicly offered” under the Code, each U.S. Unitholder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Portfolio in the amount of that U.S. Unitholder's allocable share of certain of the Portfolio's expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of those U.S. Unitholders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses, is suspended for tax years beginning prior to January 1, 2026.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends, interest-related dividends paid by the Portfolio from its qualified net interest income from U.S. sources and short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Portfolio's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. If more than 50% of the value of a Portfolio's total assets at the end of a fiscal year is invested in foreign securities, the Portfolio may elect to “pass-through” to the Unitholders the amount of foreign income tax paid by the Portfolio in lieu of deducting such amount in determining its investment company taxable income. In such a case, Unitholders will be required (i) to include in gross income, even though not actually received, their respective pro rata shares of the foreign income tax paid by the Portfolio that are attributable to any distributions they receive; and (ii) either to deduct their pro rata share of foreign tax in computing their taxable income or to use it (subject to various limitations) as a foreign tax credit against federal income tax (but not both). No deduction for foreign tax may be claimed by a non-corporate Unitholder who does not itemize deductions or who is subject to the alternative minimum tax. Unitholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by a Portfolio due to certain limitations that may apply. The Portfolios reserve the right not to pass-through to its Unitholders the amount of foreign income taxes paid by a Portfolio.

Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.

PORTFOLIO OPERATING EXPENSES

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Taxation”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the “Fee Table” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these funds.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the “Fee Table”. These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year.

Fund Expenses. The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will also bear the expenses of the underlying funds. While the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in the “Estimated Annual Expenses” of each “Fee Table” in the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio to illustrate the impact of these expenses. This estimate is based upon each underlying fund’s annual operating expenses for the most recent fiscal year. Each underlying fund’s annual operating expense amount is subject to change in the future.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

THIS PAGE INTENTIONALLY LEFT BLANK.

When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolios. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-EMSPRO2407

PROSPECTUS

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February 19, 2025

High Income Allocation Portfolio 2025-1

Preferred Opportunity Portfolio 2025-1

Multi-Asset High Income Portfolio 2025-1

Please retain this prospectus for future reference.

Information Supplement

High Income Allocation Portfolio 2025-1

Preferred Opportunity Portfolio 2025-1

Multi-Asset High Income Portfolio 2025-1

This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

RISK FACTORS

Preferred Securities Risks. Each Portfolio invests in preferred securities, including hybrid-preferred and trust preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, and may be perpetual in duration or may have a stated maturity. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and coupon rate of the preferred securities are structured to match the maturity and coupon rate of the interest-bearing notes, preferred securities or subordinated debentures. Preferred securities with a stated maturity date usually mature on the maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time.

Hybrid-preferred and trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on certain preferred securities are treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from certain trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to hybrid and trust preferred securities include: (i) distributions on such preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on certain such instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid and trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid and trust preferred securities, is dependent on the financial condition of the issuing corporation.

Price Volatility. Because your Portfolio, either directly or through securities held by underlying closed-end funds (as applicable), invests in securities of U.S. companies and companies operating in foreign countries, you should understand the risks of investing in these securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in your Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell Portfolio securities in response to market fluctuations as is common in managed investments.

Common Stock Dividends. Stocks and shares of closed-end funds represent ownership interests in a

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company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Closed-End Funds. Closed-end funds’ portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds’ articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by your Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the High Income Allocation Portfolio and the Multi-Asset High Income Portfolio since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by your Portfolio are repurchased by a fund, the Portfolio’s position in that fund will be reduced and the cash will be distributed.

The High Income Allocation Portfolio and the Multi-Asset High Income Portfolio are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that your Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

As indicated by information publicly available at the time of selection, none of the Multi-Asset High Income Portfolio’s closed-end funds employed structural leverage. However, a closed-end fund in that Portfolio may employ structural leverage in the future if its investment policy allows for it.

Closed-end funds may use leveraging (structural, economic, or otherwise) in their portfolios. Leveraging can be expected to cause increased price volatility for those fund’s shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance

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that a leveraging strategy will be successful during any period in which it is employed.

In limited cases certain closed-end funds may employ an investment strategy which includes derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

An exclusion has been claimed for the High Income Allocation Portfolio from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

High-Yield Securities. An investment in Units of your Portfolio should be made with an understanding of the risks that an investment in “high-yield, high-risk” debt obligations or “junk” obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

“High-yield” or “junk” securities, the generic names for securities rated below BBB- by Standard & Poor’s or Fitch Ratings, or below Baa3 by Moody’s, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction

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market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of the Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of the Portfolio may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Portfolio in payment under the defaulted security may not be reflected in the value of the Portfolio’s Units until actually received by the Portfolio, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than “BBB-” by Standard & Poor’s or Fitch Ratings, or “Baa3” by Moody’s, respectively, should be considered speculative as such ratings indicate a quality of less than investment

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grade. Investors should carefully review the objective of the Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

Foreign Securities. Because your Portfolio may invest in foreign securities or in companies operating in foreign countries, either directly or through securities held by underlying closed-end funds (as applicable), the Portfolio involves additional risks that differ from an investment in solely domestic securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States’ economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. For underlying closed-end funds purchasing foreign securities in foreign securities markets, foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

Foreign Currencies. The Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the securities held directly or through underlying closed-end funds (as applicable). For example, if a foreign security rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor’s return would be reduced to about 5%. This is because the foreign currency would “buy” fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates.

Liquidity. Whether or not the securities in a Portfolio are listed on a stock exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because a Portfolio will pay brokerage or acquisition fees.

Voting. Only the Trustee may sell or vote the securities in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. If applicable, the Trustee will vote any underlying funds in the same general proportion as shares held by other shareholders. The Sponsor will instruct the Trustee how to vote the securities. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

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SPONSOR INFORMATION

Invesco Capital Markets, Inc. is the Sponsor and Evaluator of your Portfolio and is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. Invesco Capital Markets, Inc.’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2024, the total stockholders’ equity of Invesco Capital Markets, Inc. was $63,201,064.41 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,846.0 billion as of December 31, 2024. (This paragraph relates only to Invesco Capital Markets, Inc. in its capacity as your Portfolio's Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of Invesco Capital Markets, Inc. and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

Invesco Capital Markets, Inc. and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If Invesco Capital Markets, Inc. shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor and/or Evaluator at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and

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appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review and has not yet reached a conclusion with respect to the federal income tax treatment of the assets held by your Portfolio.

The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships (which generally will include the MLPs in which the High Income Allocation Portfolio and the Multi-High Asset Portfolio will invest and the preferred securities issued by MLPs in which the Preferred Opportunity Portfolio will invest); and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

Your Portfolio may invest in preferred securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the Internal Revenue Service. To the extent the tax treatment of such

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securities or the income from such securities differs from the tax treatment expected by the Portfolio, it could affect the timing or character of income recognized by the Portfolio. Specifically, such securities may cause the Portfolio to be treated as having received income for tax purposes notwithstanding that cash distributions would not have been actually received. Should the Portfolio consist of a number of securities deferring interest payments, and not be able to dispose of such securities, it is possible that the Portfolio may not have enough cash to meet its regulated investment company distribution requirements. As a result, the Portfolio may fail to qualify as a regulated investment company for that taxable year.

Your Portfolio may invest, within the limits described above, in publicly traded partnerships that qualify for treatment essentially as corporate stock. It is possible that such a publicly traded partnership will fail to so qualify, in which case your Portfolio would treat its investment on a flow-through, rather than dividend equivalent, basis, which could have adverse effects on your Portfolio’s ability to qualify as a regulated investment company in any year. Your Portfolio will attempt to monitor such investments with these tax considerations in mind.

As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld

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may be credited against your federal income tax liability if you provide the required information or certification.

If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio’s taxable income whether or not such income is distributed.

If a Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of a Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then

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distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

DESCRIPTION OF PREFERRED SECURITIES RATINGS

Standard & Poor’s Issue Credit Ratings. A Standard & Poor’s issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Long-term issue credit ratings. Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation;
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA	An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA	An obligation rated “AA” differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A	An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

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BBB	An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB	An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B	An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC	An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC	An obligation rated “CC” is currently highly vulnerable to nonpayment.
C	A subordinated debt or preferred security obligation rated “C” is currently highly vulnerable to nonpayment. The “C” rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A “C” also will be assigned to a preferred security issue in arrears on dividends or sinking fund payments, but that is currently paying.
D	An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-). The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Moody’s Preferred Security Ratings

Aaa	Bonds and preferred securities which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edged”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
Aa	Bonds and preferred securities which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than

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the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A	Bonds and preferred securities which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.
Baa	Bonds and preferred securities which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
Ba	Bonds and preferred securities which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B	Bonds and preferred securities which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
Caa	Bonds and preferred securities which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Ca	Bonds and preferred securities which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.
C	Bonds and preferred securities which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch Ratings.

AAA	“AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA	“AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A	“A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BB	“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered

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adequate but adverse business or economic conditions are more likely to impair this capacity.

Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics.

“BB”	indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.

U-EMSSUP2407

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Contents of Registration Statement

This Amendment of the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Undertaking Regarding Indemnification.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2358 (File No. 333-277890) dated May 2, 2024.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered.
3.3	Opinion of Counsel as to the Trustee and the Trust.
4.1	Consent of Evaluator.
4.2	Consent of Independent Registered Public Accounting Firm.
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2266 (File No. 333-268388) dated January 24, 2023.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835) dated September 2, 2021.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Undertaking Regarding Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

The Registrant, Invesco Unit Trusts, Series 2407, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658, Series 1775, Series 2071, Series 2087, and Series 2394 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2407, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of February, 2025.

Invesco Unit Trusts, Series 2407

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ TARA BAKER
Vice President, Business Operations
and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 19, 2025, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.